Exhibit 99

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES
RECONCILIATION OF ADJUSTED EBITDA (Unaudited)
(dollars in thousands)

EBITDA and Adjusted EBITDA are not measures made in accordance with U.S. generally accepted accounting principles (“GAAP”), and as such, should not be considered a measure of financial performance or condition, liquidity, or profitability. It should not be considered an alternative to GAAP-based net income or income from operations or operating cash flows. Further, because not all companies use identical calculations, amounts reflected by Hillman as EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is included to satisfy a reporting obligation under our indenture. Adjusted EBITDA as presented herein does not include certain adjustments and pro forma run rate measures contemplated by our senior secured credit facilities and our indenture and may also include additional adjustments that were not applicable at the time of the offering of the senior notes governed by our indenture. Adjusted EBITDA is also one of the performance criteria for the Company's annual performance-based bonus plan. The reconciliation of Net Loss to Adjusted EBITDA is presented below.

	Thirteen Weeks Ended		Thirty-nine Weeks Ended
	September 29,	September 30,	September 29,	September 30,
	2018	2017	2018	2017
Net loss	$(10,708)	$(1,322)	$(34,556)	$(6,787)
Income tax provision (benefit)	(1,565)	(538)	2,182	(4,759)
Interest expense, net	16,122	12,787	44,054	37,960
Interest expense on junior subordinated debentures	3,152	3,152	9,456	9,456
Investment income on trust common securities	(95)	(95)	(284)	(284)
Depreciation	12,004	7,300	30,481	25,473
Amortization	10,437	9,500	29,872	28,442
EBITDA	29,347	30,784	81,205	89,501

Stock compensation expense	227	472	1,219	2,025
Management fees	134	127	396	390
Acquisition and integration expense	4,479	53	6,941	53
Non-recurring legal fees	—	—	45	65
Canada Restructuring (1)	2,523	—	2,774	—
Restructuring and other costs (2)	1,361	1,628	7,578	5,898
Refinancing costs	—	—	8,542	—
Anti-dumping duties	—	4,128	(4,128)	6,274
Mark-to-market adjustment on interest rate swaps	(259)	(318)	(1,677)	(984)
Adjusted EBITDA	$37,812	$36,874	$102,895	$103,222

1.
Includes charges related to a restructuring plan announced in our Canada segment in the third quarter of 2018, including facility consolidation and charges relating to exiting certain lines of business. See Note 9 - Restructuring of the Notes to the Condensed Consolidated Financial statements for additional information.

2.
Includes restructuring and other costs associated with the implementation of a new pricing program, cost associated with implementing our ERP system in Canada, costs to relocate our distribution center in Edmonton, Canada, costs associated with relocating our distribution center in Dallas, Texas, and start up costs for the hub facility located on the U.S. West Coast.